Exhibit 99.1

14 August 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Registration Statement on Form F-1 Declared Effective

May 2020 UK Warrants Now Exercisable

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the Company’s registration statement on Form F-1 (the “Registration Statement”) relating to the permitted resale of up to 12,695,445 ordinary shares, nominal value 0.1p each, in the Company (“Ordinary Shares”) represented by 2,539,091 American Depositary Shares (the “ADSs”) held by certain stockholders of the Company named in the registration statement that are issuable upon the exercise of previously issued warrants as follows:

•	3,150,000 Ordinary Shares represented by 630,000 ADSs issuable upon exercise of warrants at $6.25 per ADS. These warrants were issued pursuant to a US Registered Direct Offering in October 2019;

•	9,545,455 Ordinary Shares represented by 1,818,182 ADSs issuable upon exercise of warrants at $2.05 per ADS. These warrants were issued pursuant to a US Registered Direct Offering in May 2020; and

•	454,549 Ordinary Shares represented by 90,909 ADSs issuable upon exercise of warrants at $2.0625 per ADS. These warrants were also issued pursuant to a US Registered Direct Offering in May 2020.

In addition, in May 2020, warrants were issued to certain UK investors in respect 3,213,957 Ordinary Shares exercisable at £0.34 per share. These warrants became exercisable upon the effectiveness of the Registration Statement.

The Registration Statement, while effective, allows the stockholders named in the Registration Statement to publicly resell the ADSs or Ordinary Shares. The Company will not receive any proceeds from the sale of the ADSs or Ordinary Shares by the stockholders. Upon the cash exercise of the warrants, the Company will receive the exercise price of the warrants.

The Registration Statement may be accessed through the SEC's website at www.sec.gov. A copy of the prospectus relating to the offering may also be accessed through the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44(0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Megan Paul Tel: (646) 653 7034 Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nanotechnology used for targeting medications to sites of disease.

By improving bio-delivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, any payments that may be received as a result of the exercise of the warrants.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.